UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                           (Amendment No.      )*
                                         ------


                        Outlet Communications, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)


               Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  69111109
                       ------------------------------
                              (CUSIP Number)

 Richard F. Cotton, Executive Vice President and General Counsel, National
                         Broadcasting Company, Inc.
       30 Rockefeller Center, New York, New York 10112 (212) 664-4444

(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                               August 2, 1995
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement . /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


 CUSIP No. 69111109

----------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          NATIONAL BROADCASTING COMPANY, INC.
----------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                     (b) / /


----------------------------------------------------------------------------
  3  SEC USE ONLY


----------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

           AF, WC
----------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /


----------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
----------------------------------------------------------------------------
              7   SOLE VOTING POWER

                       3,483,091 **
  NUMBER OF
   SHARES    ---------------------------------------------------------------
 BENEFICIALLY 8   SHARED VOTING POWER
   OWNED BY
    EACH
  REPORTING                            -0-
   PERSON    ---------------------------------------------------------------
    WITH      9   SOLE DISPOSITIVE POWER


                       3,483,091 **
             ---------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                            -0-
----------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,483,091 **
----------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             / /


----------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          52.9%

----------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

          CO
----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

 CUSIP No. 69111109


----------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          NATIONAL BROADCASTING COMPANY HOLDING, INC.
----------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                     (b) / /


----------------------------------------------------------------------------
  3  SEC USE ONLY


----------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

           AF, WC
----------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /



----------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
----------------------------------------------------------------------------
              7   SOLE VOTING POWER

                       3,483,091 **
             ---------------------------------------------------------------

  NUMBER OF   8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY
   OWNED BY                -0-
    EACH
  REPORTING   ---------------------------------------------------------------
   PERSON     9   SOLE DISPOSITIVE POWER
    WITH
                       3,483,091 **
              ---------------------------------------------------------------
             10  SHARED DISPOSITIVE POWER

                            -0-

----------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,483,091 **
----------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             / /


----------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          52.9%

----------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

          HC
----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D


 CUSIP No. 69111109




----------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          GENERAL ELECTRIC COMPANY
----------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                     (b) / /


----------------------------------------------------------------------------
  3  SEC USE ONLY


----------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

           WC
----------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /



----------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
----------------------------------------------------------------------------
              7   SOLE VOTING POWER
                       3,483,091 **
             ---------------------------------------------------------------

  NUMBER OF   8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY
   OWNED BY                 -0-
    EACH     ---------------------------------------------------------------
  REPORTING   9   SOLE DISPOSITIVE POWER
   PERSON
    WITH
                       3,483,091 **
             ---------------------------------------------------------------
             10  SHARED DISPOSITIVE POWER

                            -0-

----------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,483,091 **
----------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             / /


----------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          52.9%

----------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

          HC
----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

** Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of General Electric Company, National Broadcasting Company Holding, Inc. or National Broadcasting Company, Inc. is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   Security and Issuer.
          -------------------

          This Statement on Schedule 13D (this "Schedule 13D") relates to shares of Class A common stock, $.01 par value per share ("Common Stock"),

of Outlet Communications, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 23 Kenney Drive,

Cranston, Rhode Island 02920.


Item 2.   Identity and Background.
          -----------------------

     (a)-(c), (f).  This Schedule 13D is being filed on behalf of General

Electric Company, a New York corporation ("GE"), National Broadcasting

Company Holding, Inc., a Delaware corporation and a wholly owned subsidiary of GE ("NBC Holding"), and National Broadcasting Company, Inc., a Delaware

corporation and a wholly owned subsidiary of NBC Holding ("NBC").  Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by any of GE, NBC Holding or NBC that it is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as

amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

          GE and its consolidated affiliates comprise one of the largest and most diversified industrial corporations in the world.  From the time of GE's incorporation in 1892, GE and its consolidated affiliates has principally engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity.  Over the years, development and application of related and new technologies have broadened considerably the scope of activities of

CUSIP 69111109



GE and its affiliates.  The products of GE and its consolidated affiliates include, but are not limited to, lamps and other lighting products; major appliances for the home; industrial automation products and components;

motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear reactors, nuclear power support services and fuel assemblies; commercial and military aircraft jet engines;

materials, including engineered plastics, silicones and cutting materials;

and a wide variety of high technology products, including products used in defense and medical diagnostic applications.

          GE and its consolidated affiliates also offer a broad variety of services, including product support services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and computer-related information services.  Through a wholly owned subsidiary, General Electric Capital Services, Inc. and its two principal subsidiaries, GE and its affiliates engage in a broad spectrum of financial services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing,

annuity and mutual fund sales, specialty insurance, and reinsurance.  Other services offered include U.S. satellite communications furnished by GE

Americom.  GE also engages in the businesses of NBC described below.  GE also licenses patents and provides technical know-how related to products developed, but such activities are not material to GE and such affiliates.

GE's principal executive offices are located at 3135 Easton Turnpike,

Fairfield, Connecticut 06431.

CUSIP 69111109



          NBC Holding is a holding company whose principal asset is the stock of NBC.  NBC Holding's principal office is located at 30 Rockefeller

Center, New York, New York 10112.

          NBC and its subsidiaries are principally engaged in the

furnishing within the United States of network television services to affiliated television stations, the production of live and recorded television programs, the operation, under licenses from the Federal

Communications Commission ("FCC"), of seven television broadcasting stations, the operation of cable/satellite networks around the world, and investment and programming activities in multimedia and cable television.

The NBC Television Network is one of the competing major U.S. commercial broadcast television networks and serves more than 200 affiliated stations within the United States.  NBC's operations include investment and programming activities in cable television, principally through its ownership of CNBC and America's Talking and equity investments in Arts and

Entertainment, Court TV, American Movie Classics, Bravo, Prime Network and

regional Sports Channels across the United States.  NBC's principal executive offices are located at 30 Rockefeller Center, New York, New York

10112.

          The name, citizenship, residence or business address and

principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of each of GE, NBC

Holding and NBC is set forth in Schedule A hereto.

     (d), (e).  Except as set forth below, none of GE, NBC Holding or NBC,

or, to the best of GE's, NBC Holding's or NBC's knowledge,

CUSIP 69111109



any of the directors or executive officers of GE, NBC Holding or NBC, has,

during the past five years:  (i)  been convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          On November 15, 1990, an action under the False Claims Act was brought against GE in the United States District Court for the Southern

District of Ohio.  This qui tam action, brought by an organization called

Taxpayers Against Fraud and an employee of GE's Aircraft Engines division

("GEAE"), alleged that GEAE, in connection with its sales of F110 aircraft engines and support equipment to Israel, made false statements to the

Israeli Ministry of Defense ("MoD"), causing MoD to submit false claims to the United States Department of Defense under the Foreign Military Sales

Program.  Senior GE management became aware of possible misconduct in

GEAE's Israeli F110 program in December 1990.  Before learning of the sealed qui tam suit, GE immediately made a voluntary disclosure to the

Departments of Defense and Justice, promised full cooperation and restitution, and began an internal investigation.  In August 1991, the federal court action was unsealed, and the Department of Justice intervened and took over responsibility for the case.

          On July 22, 1992, after GE had completed its investigation and made a complete factual disclosure to the U.S. government as

CUSIP 69111109



part of settlement discussions, the United States and GE executed a settlement agreement and filed a stipulation dismissing the civil action.

Without admitting or denying the allegations in the complaint, GE agreed to pay $59.5 million in full settlement of the civil fraud claims.  Also on

July 22, 1992, in connection with the same matter, the United States filed a four count information charging GE with violations of 18 U.S.C. Section

287 (submitting false claims against the United States), 18 U.S.C. Section

1957 (engaging in monetary transactions in criminally derived property), 15

U.S.C. Subsections 78m(b)(2)(A) and 78ff(a) (inaccurate books and records),

and 18 U.S.C. Section 371 (conspiracy to defraud the United States and to commit offenses against the United States).  The same day, GE and the

United States entered a plea agreement in which GE agreed to waive indictment, plead guilty to the information, and pay a fine of $9.5 million.  GE was that day sentenced by the federal court in accordance with the plea agreement.



Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          As more fully described in Item 4 hereof, the persons set forth in Schedule B hereof (the "Stockholders"), each of whom is a record and/or beneficial owner of shares of Common Stock, have granted irrevocable options (the "Options") to NBC to purchase 3,483,091 shares of Common Stock for $47.25 per share, payable in cash (the "Exercise Price"), pursuant to the Consent and Voting/Conditional Option Agreements, each dated as of

August 2, 1995 (each, a "Voting Agreement"), entered into by NBC and each of

CUSIP 69111109



the Stockholders.  If NBC were to exercise the Options and pay the Exercise

Price in cash, the funds required would be approximately $164,576,050.  It is currently anticipated that such funds would be provided from general working capital funds available to NBC and its affiliates.

          The Stockholders entered into their respective Voting Agreements in connection with the execution and delivery of the Merger Agreement referred to below.


Item 4.   Purpose of Transaction.
          ----------------------

          On August 2, 1995, NBC, CO Acquisition Corporation, a Delaware

corporation and a wholly owned subsidiary of NBC ("CO"), and the Issuer entered into a Merger Agreement (the "Merger Agreement") providing for the merger (the "Merger") of CO with and into the Issuer, whereupon the separate existence of CO will cease and the Issuer will continue as the surviving corporation.

          At the effective time of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the

Effective Time (other than (i) shares of Common Stock owned by the Issuer or by any subsidiary of the Issuer and (ii) shares of Common Stock subject to dissenters' rights) will be converted into the right to receive $47.25 in cash, payable to the holder thereof, without interest.

          At the Effective Time, the Merger will result in each of GE, NBC

Holding and NBC beneficially owning all of the outstanding shares of common stock of the Issuer.

          The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions and, prior to

CUSIP 69111109



the Effective Time, NBC or the Issuer may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger

Agreement.

          Approval of the holders of a majority of the outstanding Common

Stock is required by applicable law in order to consummate the Merger.

Immediately following the execution and delivery by the Issuer, NBC and CO of the Merger Agreement, each of the Stockholders entered into a Voting

Agreement, pursuant to which each such Stockholder agreed to deliver a written stockholder consent in lieu of a meeting of stockholders of the

Issuer adopting and approving the Merger Agreement (each, a "Stockholder

Consent") in respect of each share of Common Stock owned of record by such

Stockholder.  Following execution of the Voting Agreements, the parties to the Voting Agreements delivered the Stockholder Consents to the Issuer,

which Stockholder Consents covered an aggregate of 3,433,091 shares of

Common Stock (approximately 52.2% of the outstanding shares of Common

Stock), representing the aggregate number of shares of Common Stock owned of record by the Stockholders.

          Pursuant to the Voting Agreements, each Stockholder also agreed that, until the Expiration Date (defined in the Voting Agreements as the earlier of the Effective Time and the date which is 360 days following the date of the Voting Agreements or such shorter period as may be dictated by applicable law or Federal Communications Commission policy or regulation

(unless extended by the mutual written consent of NBC and the

Stockholder)), at any meeting of the stockholders of the Issuer, however called, or in connection with any written consent of the stockholders of the

CUSIP 69111109



Issuer, and to the extent permitted by applicable law, the Stockholder will vote (or cause to be voted) or act by written consent with respect to the shares of Common Stock held by the Stockholder (as to each Stockholder, the

"Shares") (a) in favor of adoption and approval of the Merger Agreement and the Merger and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Voting Agreement; (b)

against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of the Stockholder contained in the Voting Agreement; and (c) against any Competing

Transaction (as defined in the Voting Agreements) or any other action,

agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, or delay, postpone,

discourage or materially adversely affect the Merger or the Voting

Agreement, including, but not limited to: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or its subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of the Issuer and its subsidiaries or a reorganization, recapitalization or liquidation of the Issuer or its subsidiaries; (iii) a material change in the policies or management of the

Issuer, except as otherwise agreed to in writing by NBC; (iv) an election of new members to the board of directors of the Issuer, except where the vote is cast in favor of the nominees of a majority of the existing directors; (v) any material change in the present

CUSIP 69111109



capitalization or dividend policy of the Issuer or any amendment of the

Issuer's certificate of incorporation; or (vi) any other material change in the Issuer's corporate structure or business (collectively, the "Merger-

Related Matters").  Each Stockholder also agreed in its Voting Agreement not to enter into any agreement or understanding with any person or entity prior to the Expiration Date to vote or give instructions in any manner inconsistent with clauses (a), (b) or (c) of the preceding sentence.  Under the Voting Agreements, each Stockholder has granted an irrevocable proxy to a trustee designated by NBC to vote or act by written consent, to the full extent permitted by applicable law, with respect to the Stockholder's

Shares in accordance with the foregoing provisions of this paragraph.

          The Voting Agreements also provide that the Stockholder party thereto shall not (i) sell, transfer, pledge, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Issuer or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Stockholder's Shares, or any shares acquired after August 2,

1995, or any interest in any of the foregoing, except to NBC, (ii) grant any proxies or powers of attorney, deposit any of such shares into a voting trust or enter into a voting agreement with respect to any such shares or any cash or other property received as a dividend or distribution on such shares by the Stockholder, or any interest in any of the foregoing, except to NBC, (iii) consent or otherwise

CUSIP 69111109



agree to any amendment, waiver or other modification of the Stockholders

Agreement to which the Stockholders, certain other stockholders of the Issuer and the Issuer are parties (the "Stockholders Agreement") or the Certificate of Incorporation or By-laws of the Issuer or its subsidiaries without the prior written consent of NBC or (iv) take any action that would make any representation or warranty of such Stockholder contained in the Stockholder's

Voting Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing his obligations under the Voting

Agreement, or that would otherwise hinder or delay NBC from acquiring a majority of the outstanding shares of Common Stock, determined on a fully diluted basis.

          In addition, each of the Stockholders agreed, except with respect to NBC and its affiliates, not to initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal with respect to any matter described in the previous paragraph or any Competing

Transaction, participate in any negotiations concerning, or provide to any other person any information or data relating to the Issuer or its subsidiaries for the purpose of, or have any substantive discussions with,

any person relating to, or otherwise cooperate with or assist or participate in, or facilitate, any inquiries or the making of any proposal which constitutes, or would reasonably be expected to lead to, any effort or attempt by any other person to seek to effect any matter described in the previous paragraph or any Competing Transaction, or agree to or endorse any Competing Transaction.

          In addition, subject to certain conditions, each Stockholder has granted NBC Options to purchase all, but not part,

CUSIP 69111109



of its Shares at any time on or after the earlier of (i) the termination of the Merger Agreement and (ii) such time as a permanent injunction or other order, decree or ruling preventing the consummation of the Merger shall have been issued, provided that under no circumstances may the Option be exercised more than 60 days after any termination of the Merger Agreement.

The cash purchase price for the Shares under the Options is $47.25 per share and the Options contain customary anti-dilution protections.  In the event that NBC exercises its Option under any Voting Agreement, the obligation of NBC to effect the purchase of shares of Common Stock thereunder would be subject to certain conditions set forth in the Voting Agreements.

If NBC exercises such Option (the "Option Purchase"), NBC must propose to the Issuer a merger on terms substantially the same as those provided for in the Merger Agreement.  In addition, NBC must extend to the other stockholders of the Issuer who are parties to the Stockholders Agreement an offer to acquire for a purchase price equal to the Exercise Price shares of Common

Stock in accordance with the terms of such Stockholders Agreement.  The

Stockholders must cause Section 19 of the Stockholders Agreement to be complied with.

          The Voting Agreements provide that in the event that, within one year from the date of the Voting Agreements, NBC consummates a transaction pursuant to which it acquires more than 50% of the outstanding Common Stock or effects a merger or similar business combination with the Issuer pursuant to which it acquires all of the Common Stock (any such transaction, an "Alternate Transaction") and, in respect of any Alternate

Transaction, the per

CUSIP 69111109



share consideration paid to the largest number of stockholders of the

Issuer pursuant to the Alternate Transaction exceeds the Exercise Price

(the amount of such excess per share, the "Excess Consideration"), then NBC will pay to each of the Stockholders an amount in cash equal to the amount of the Excess Consideration times the number of such Stockholder's shares purchased pursuant to the Option Purchase.

          If, solely as a result of an acquisition of shares of Common

Stock by NBC or any other subsidiary of GE, the Issuer is required to make a Change of Control Offer (as defined in the Indenture referred to below)

pursuant to Section 1010 of the Indenture pursuant to which on the date of the Voting Agreements the Issuer has issued and outstanding $60 million aggregate principal amount of Senior Subordinated Notes due July 15, 2003

(the "Notes"), as in effect on the date of the Voting Agreements (the

"Indenture"), then NBC will be obligated to offer to purchase or to cause another person to offer to purchase from the Issuer indebtedness of the

Issuer (i) in an aggregate principal amount equal to the aggregate

Repurchase Price of the Notes repurchased by the Issuer on such Change of

Control Payment Date and (ii) with terms, conditions, covenants and other provisions substantially the same as the Notes.

          Also, each Stockholder has agreed in the Stockholder's Voting

Agreement that if, between the date of the Voting Agreement and the closing date under any purchase pursuant to the Option, the Issuer declares, pays or makes any dividend or other distribution of any kind of cash or property on the Common Stock, the Stockholder shall receive and hold such cash or property for the benefit of NBC

CUSIP 69111109



and shall deliver such cash or property, with appropriate instruments of transfer, if necessary, to NBC on such closing date (or, in the event of a payment date occurring after the closing date, on the date such payment is received).

          If the Merger is completed as planned, (i) the board of directors of the Issuer will consist of the directors of CO immediately prior to the

Effective Time, until their successors are duly elected or appointed, and

(ii) the officers of CO immediately prior to the Effective Time will be the officers of the Issuer until their successors are duly elected or appointed.

          If the Merger is completed as planned, NBC expects to cause the

Issuer to seek to have the shares of Common Stock deregistered under the

Exchange Act and to cease to be authorized to be listed on the Nasdaq

National Market.

          The preceding summary of certain provisions of the Merger

Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements,

copies of which are filed as Exhibits 1 through 3 hereto, and which are incorporated herein by reference.

          Other than as described above, NBC has no plans or proposals that relate to or would result in any of the actions described in subparagraphs

(a) through (j) of Item 4 of Schedule 13D (although subject to the provisions of the Merger Agreement, NBC reserves the right to develop such plans).

CUSIP 69111109



Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) and (b)  As of August 2, 1995, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, NBC may be deemed to beneficially own 3,483,091 shares of Common Stock presently outstanding and subject to the Voting Agreements, constituting in the aggregate approximately 52.9% of the outstanding shares of Common Stock

(based on 6,579,631 shares of Common Stock outstanding with no other classes of stock outstanding, the number of shares of Common Stock and of other classes represented by the Issuer in the Merger Agreement to be outstanding as of immediately prior to the Effective Time).  NBC is a wholly owned subsidiary of NBC Holding and NBC Holding is a wholly owned subsidiary of GE.  Accordingly, each of NBC Holding and GE may be deemed to have the power to direct the voting and disposition of any shares of Common

Stock deemed to be beneficially owned by NBC and therefore to beneficially own any such shares of Common Stock.

          If NBC were to exercise the Options, NBC would have the sole power to vote and dispose of the shares purchased pursuant to the Options.

With respect to the Merger and the other Merger-Related Matters, pursuant to the terms of the Voting Agreements, NBC has power to vote the 3,483,091 shares of Common Stock subject to the Voting Agreements.  Unless and until the exercise of the Options or the consummation of the Merger in accordance with the terms and conditions of the Merger Agreement, and except as set forth above, none of GE, NBC Holding or NBC, nor any of its designees, if any, has any power to vote or to direct the vote, shared power to vote or to direct the vote, or sole or shared

CUSIP 69111109



power to dispose or to direct the disposition of any Common Stock.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of GE, NBC Holding or NBC is the beneficial owner of the Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (c)  Except as set forth in this Item 5, to the best knowledge of GE,

NBC Holding and NBC, none of GE, NBC Holding or NBC, and no director or executive officer of GE, NBC Holding or NBC and no other person described in Item 2 hereof, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

     (d)  Except as set forth in this Item 5, none of GE, NBC Holding or

NBC, nor any of its designees, has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock which are subject to the Voting Agreements.

     (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.
          ------------------------------------------------------

          Except as set forth in this Schedule 13D, to the best knowledge of any of GE, NBC Holding and NBC, there are no other contracts,

arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to,

transfer or voting of any of the

CUSIP 69111109



securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     1. Merger Agreement, dated as of August 2, 1995, among National Broadcasting Company, Inc., CO Acquisition Corporation and Outlet Communications, Inc.

     2. Conformed Standard Version of Consent and Voting/Conditional Option Agreement, dated as of August 2, 1995, between National Broadcasting Company, Inc. and each of The Hartington Trust, The OCI Trust, Frank E. Richardson III, Hugh J. Byrnes, John D. Howard, and Manfred L. Steyn.

     3. Conformed Consent and Voting/Conditional Option Agreement, dated as of August 2, 1995, between National Broadcasting Company, Inc. and MBL Life Assurance Corporation.

     4.   Joint Filing Agreement.

     5.   Power of Attorney.

CUSIP 69111109



                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                   NATIONAL BROADCASTING COMPANY, INC.


                                   By:/s/ Richard Cotten
                                      ---------------------------------
                                      Name:  Richard Cotton
                                      Title:  Executive Vice President
                                                and General Counsel

                                   NATIONAL BROADCASTING COMPANY
                                     HOLDING, INC.


                                   By:/s/ Richard Cotton
                                      ---------------------------------
                                      Name:  Richard Cotton
                                      Title:  Attorney-in-fact


                                   GENERAL ELECTRIC COMPANY


                                   By:/s/ Richard Cotton
                                      ---------------------------------
                                      Name:  Richard Cotton
                                      Title:  Attorney-in-fact



DATED:  August 14, 1995

CUSIP 69111109



                                 SCHEDULE A

                Board of Directors and Executive Officers of
                --------------------------------------------
                    National Broadcasting Company, Inc.
                    -----------------------------------


          The directors and executive officers of National Broadcasting Company, Inc. are identified in the table below. Directors of National Broadcasting Company, Inc. are indicated by an asterisk. Unless otherwise indicated, the business address of each person listed below is 30
Rockefeller Center, New York, New York 10112.

 Name and                         Principal
 --------                         ---------
 Business Address                 Occupation               Citizenship
 ----------------                 ----------               -----------

 John F. Welch, Jr.*              Chairman of the Board    United States
 3135 Easton Turnpike             and Chairman of the
 Fairfield, CT  06431             Board and Chief
                                  Executive Officer,
                                  General Electric
                                  Company

 Robert C. Wright                 President and Chief      United States
                                  Executive Officer
 John J. Agoglia                  Executive Vice           United States
 3000 W. Alameda Avenue           President
 Burbank, CA  91523

 Neil S. Braun                    Executive Vice           United States
                                  President
 Richard Cotton                   Executive Vice           United States
                                  President

 Duncan Ebersol                   Executive Vice           United States
                                  President

 Andrew R. Lack                   Executive Vice           United States
                                  President
 Warren W. Littlefield            Executive Vice           United States
 3000 W. Alameda Avenue           President
 Burbank, CA  91523

 Donald W. Ohlmeyer, Jr.          Executive Vice           United States
 3000 W. Alameda Avenue           President
 Burbank, CA  91523
 Thomas S. Rogers                 Executive Vice           United States
                                  President

 John H. Rohrbeck                 Executive Vice           United States
                                  President

 Edward L. Scanlon                Executive Vice           United States
                                  President

CUSIP 69111109



 Name and                         Principal
 --------                         ---------
 Business Address                 Occupation               Citizenship
 ----------------                 ----------               -----------

 Michael J. Sherlock              Executive Vice           United States
                                  President

 Warren C. Jenson                 Senior Vice President,   United States
                                  Chief Financial Officer
                                  and Treasurer
 Judy Smith                       Senior Vice President    United States

 H. Brewster Atwater, Jr.*        Retired Chairman of the  United States
 4900 IDS Center                  Board, Chief Executive
 80 South 8th Street              Officer and former
 Minneapolis, MN  55402           Director, General
                                  Mills, Inc.

 D. Wayne Calloway*               Chairman of the Board,   United States
 PepsiCo, Inc.                    Chief Executive Officer
 700 Anderson Hill Road           and Director, PepsiCo,
 Purchase, NY  10577              Inc.

 Silas S. Cathcart*               Director and Retired     United States
 222 Wisconsin Avenue             Chairman of the Board,
 Suite 103                        Illinois Tool Works,
 Lake Forest, IL  60045           Inc.

 Dennis D. Dammerman*             Senior Vice President,   United States
 General Electric Company         Finance, General
 3135 Easton Turnpike             Electric Company
 Fairfield, CT  06431
 Lawrence E. Fouraker*            Former Dean, Harvard     United States
 General Electric Company         Business School
 3135 Easton Turnpike
 Fairfield, CT  06431

 Robert E. Mercer*                Retired Chairman of the  United States
 General Electric Company         Board and former
 3135 Easton Turnpike             Director, The Goodyear
 Fairfield, CT  06431             Tire & Rubber Company

 Gertrude G. Michelson*           Member of the Board of   United States
 Federated Department Stores      Directors, Federated
 151 West 34th Street             Department Stores
 New York, NY  10001

 Roger S. Penske*                 President, Penske        United States
 Penske Corporation               Corporation
 13400 Outer Drive, West
 Detroit, MI  48239-4001

CUSIP 69111109



 Name and                         Principal
 --------                         ---------
 Business Address                 Occupation               Citizenship
 ----------------                 ----------               -----------

 Frank H.T. Rhodes*               President Emeritus,      United States
 Cornell University               Cornell University
 3104 Snee Building
 Ithaca, NY  14853

 Andrew C. Sigler*                Chairman of the Board    United States
 Champion International           and Director, Champion
   Corporation                    International
 1 Champion Plaza                 Corporation
 Stamford, CT  06921

 Douglas A. Warner III*           Chairman of the Board,   United States
 J.P. Morgan & Co., Inc.          President and Chief
 & Morgan Guaranty Trust Co.      Executive Officer, J.P.
 60 Wall Street                   Morgan & Co. Inc. and
 New York, New York  10260        Morgan Guaranty Trust
                                  Company

CUSIP 69111109



                Board of Directors and Executive Officers of
                --------------------------------------------
                National Broadcasting Company Holding, Inc.
                -------------------------------------------


          The directors and executive officers of National Broadcasting Company Holding, Inc. are identified in the table below. Directors of National Broadcasting Company Holding, Inc. are indicated by an asterisk. Unless otherwise indicated, the business address of each person listed below is 30 Rockefeller Center, New York, New York 10112.

 Name and                     Principal
 --------                     ---------
 Business Address             Occupation                Citizenship
 ----------------             ----------                -----------

 John F. Welch, Jr.*          Chairman of the Board     United States
 3135 Easton Turnpike         and Chairman of the
 Fairfield, CT  06431         Board and Chief
                              Executive Officer,
                              General Electric
                              Company

 Robert C. Wright             President and Chief       United States
                              Executive Officer
 Warren C. Jenson             Treasurer                 United States

 Benjamin W. Heineman, Jr.    Secretary                 United States

 Arthur H. Angstreich         Assistant Treasurer       United States

 Eliza W. Fraser              Assistant Secretary       United States
 3135 Easton Turnpike
 Fairfield, CT  06431

 H. Brewster Atwater, Jr.*    Retired Chairman of the   United States
 4900 IDS Center              Board, Chief Executive
 80 South 8th Street          Officer and former
 Minneapolis, MN  55402       Director, General
                              Mills, Inc.



 D. Wayne Calloway*           Chairman of the Board,    United States
 PepsiCo, Inc.                Chief Executive Officer
 700 Anderson Hill Road       and Director, PepsiCo,
 Purchase, NY  10577          Inc.

 Silas S. Cathcart*           Director and Retired      United States
 222 Wisconsin Avenue         Chairman of the Board,
 Suite 103                    Illinois Tool Works,
 Lake Forest, IL  60045       Inc.

CUSIP 69111109



 Dennis D. Dammerman*         Senior Vice President,    United States
 General Electric Company     Finance, General
 3135 Easton Turnpike         Electric Company
 Fairfield, CT  06431

 Lawrence E. Fouraker*        Former Dean, Harvard      United States
 General Electric Company     Business School
 3135 Easton Turnpike
 Fairfield, CT  06431

 Robert E. Mercer*            Retired Chairman of the   United States
 General Electric Company     Board and former
 3135 Easton Turnpike         Director, The Goodyear
 Fairfield, CT  06431         Tire & Rubber Company

 Gertrude G. Michelson*       Member of the Board of    United States
 Federated Department Stores  Directors, Federated
 151 West 34th Street         Department Stores
 New York, NY  10001

 Roger S. Penske*             President, Penske         United States
 Penske Corporation           Corporation
 13400 Outer Drive, West
 Detroit, MI  48239-4001

 Frank H.T. Rhodes*           President Emeritus,       United States
 Cornell University           Cornell University
 3104 Snee Building
 Ithaca, NY  14853

 Andrew C. Sigler*            Chairman of the Board     United States
 Champion International       and Director, Champion
   Corporation                International
 1 Champion Plaza             Corporation
 Stamford, CT  06921

 Douglas A. Warner III*       Chairman of the Board,    United States
 J.P. Morgan & Co., Inc.      President and Chief
 & Morgan Guaranty Trust Co.  Executive Officer, J.P.
 60 Wall Street               Morgan & Co. Inc. and
 New York, New York  10260    Morgan Guaranty Trust
                              Company

CUSIP 69111109



                Board of Directors and Executive Officers of
                --------------------------------------------
                          General Electric Company
                          ------------------------


          The directors and executive officers of General Electric Company are identified in the table below. Directors of General Electric Company are indicated by an asterisk. Unless otherwise indicated, the business address of each person listed below is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

                                Principal
 Name and                       ---------
 Business Address               Occupation                 Citizenship
 ----------------               ----------                 -----------

 John F. Welch, Jr.*            Chairman of the Board      United States
                                and Chief Executive
                                Officer

 Paolo Fresco*                  Vice Chairman of the       Italy
 General Electric Company       Board and Executive
   (U.S.A.)                     Officer
 3 Shortlands, Hammersmith
 London, W6 8BX, England

 Frank P. Doyle                 Executive Vice President   United States

 P.D. Ameen                     Vice President and         United States
                                Controller

 James R. Bunt                  Vice President and         United States
                                Treasurer

 D.L. Calhoun                   Vice President, GE         United States
 General Electric Company       Transportation Systems
 2901 East Lake Road
 Erie, PA  16531

 William J. Conaty              Senior Vice President,     United States
                                Human Resources
 Dennis D. Dammerman*           Senior Vice President,     United States
                                Finance

 Lewis S. Edelheit              Senior Vice President,     United States
 General Electric Company       Corporate Research and
 P.O. Box 8                     Development
 Schenectady, New York 12301

 Dale F. Frey                   Vice President and         United States
 General Electric Company       Chairman and President,
 3003 Summer Street             GE Investment Corp.
 Stamford, Connecticut 06905

 Benjamin W. Heineman, Jr.      Senior Vice President,     United States
                                General Counsel and
                                Secretary

CUSIP 69111109



                                Principal
 Name and                       ---------
 Business Address               Occupation                 Citizenship
 ----------------               ----------                 -----------

 W. James McNerney, Jr.         Senior Vice President,     United States
 General Electric Company       GE South Asia Area
 1204-6 Three Exchange
   Square
 Hong Kong, Hong Kong

 E.F. Murphy                    Senior Vice President,     United States
 General Electric Company       GE Aircraft Engines
 1 Newmann Way
 Cincinnati, OH  05215

 R.L. Nardelli                  Senior Vice President,     United States
 General Electric Company       GE Power Systems
 1 River Road
 Schenectady, NY  12345

 Robert W. Nelson               Vice President,            United States
                                Financial Planning and
                                Analysis

 J.D. Opie                      Senior Vice President,     United States
 General Electric Company       GE Lighting
 Nela Park
 Cleveland, OH  44122

 Gary M. Reiner                 Vice President,            United States
                                Corporate Business
                                Development

 G.L. Rogers                    Senior Vice President,     United States
 General Electric Company       GE Plastics
 1 Plastics Avenue
 Pittsfield, MA  01201

 J.W. Rogers                    Vice President, GE         United States
 General Electric Company       Motors
 1635 Broadway
 Fort Wayne, IN  46801

 J.R. Stonesifer                Senior Vice President,     United States
 General Electric Company       GE Appliances
 Appliance Park
 Louisville, KY  40225

 J.M. Trani                     Senior Vice President,
 General Electric Company       GE Medical Systems
 P.O. Box 414
 Milwaukee, WI  53201

 L.G. Trotter                   Vice President, GE
 General Electric Company       Electrical Distribution
 41 Woodford Avenue             and Control
 Plainville, CT  06062

CUSIP 69111109



                                Principal
 Name and                       ---------
 Business Address               Occupation                 Citizenship
 ----------------               ----------                 -----------

 H. Brewster Atwater, Jr.*      Retired Chairman of the    United States
 4900 IDS Center                Board, Chief Executive
 80 South 8th Street            Officer and former
 Minneapolis, MN  55402         Director, General Mills,
                                Inc.

 D. Wayne Calloway*             Chairman of the Board,     United States
 PepsiCo, Inc.                  Chief Executive Officer
 700 Anderson Hill Road         and Director, PepsiCo,
 Purchase, NY  10577            Inc.

 Silas S. Cathcart*             Director and Retired       United States
 222 Wisconsin Avenue           Chairman of the Board,
 Suite 103                      Illinois Tool Works
 Lake Forest, IL  60045

 Lawrence E. Fouraker*          Former Dean, Harvard       United States
                                Business School

 C.X. Gonzalez*                 Chairman of the Board      Mexico
 Kimberly-Clark de Mexico,      and Managing Director,
 S.A.de C.V.                    Kimberly-Clark de
 Jose Luis Lagrange 103         Mexico, S.A. de C.V.
 Tercero Piso
 Colonia Los Morales
 Mexico, D.F. 11510, Mexico

 Robert E. Mercer*              Retired Chairman of the    United States
                                Board and former
                                Director, The Goodyear
                                Tire & Rubber Company

 Gertrude G. Michelson*         Member of the Board of     United States
 Federated Department Stores    Directors, Federated
 151 West 34th Street           Department Stores
 New York, NY  10001

 Roger S. Penske*               President, Penske          United States
 Penske Corporation             Corporation
 13400 Outer Drive, West
 Detroit, MI  48239-4001

 Barbara Scott Preiskel*        Former Senior Vice         United States
 Suite 3125                     President, Motion
 60 East 42nd Street            Picture Associations of
 New York, NY  10165            America

 Frank H.T. Rhodes*             President Emeritus,        United States
 Cornell University             Cornell University
 3104 Snee Building
 Ithaca, NY  14853

CUSIP 69111109


                                Principal
 Name and                       ---------
 Business Address               Occupation                 Citizenship
 ----------------               ----------                 -----------

 Andrew C. Sigler*              Chairman of the Board      United States
 Champion International         and Director, Champion
   Corporation                  International
 1 Champion Plaza               Corporation
 Stamford, CT  06921

 Douglas A. Warner III*         Chairman of the Board,     United States
 J.P. Morgan & Co., Inc.        President and Chief
 & Morgan Guaranty Trust Co.    Executive Officer, J.P.
 60 Wall Street                 Morgan & Co. Inc. and
 New York, NY  10260            Morgan Guaranty Trust
                                Company

CUSIP 69111109



                                 SCHEDULE B


Name of Stockholder
-------------------

1.   The Hartington Trust

2.   The OCI Trust

3.   Frank E. Richardson III

4.   Hugh J. Byrnes

5.   John D. Howard

6.   Manfred L. Steyn

7.   MBL Life Assurance Corporation

                             INDEX TO EXHIBITS
                             -----------------



Exhibit
Number    Description of Exhibits                                      Page
------    -----------------------                                      ----

1.        Merger Agreement, dated as of August 2,
          1995, among National Broadcasting Company,
          Inc., CO Acquisition Corporation and
          Outlet Communications, Inc.

2.        Conformed Standard Version of Consent and
          Voting/Conditional Option Agreement, dated as of August 2, 1995, between National
          Broadcasting Company, Inc. and each of The
          Hartington Trust, The OCI Trust, Frank E.
          Richardson III, Hugh J. Byrnes, John D.
          Howard, Manfred L. Steyn.

3.        Conformed Consent and Voting/Conditional
          Option Agreement, dated as of August 2,
          1995, between National Broadcasting
          Company, Inc. and MBL Life Assurance
          Corporation.

4.        Joint Filing Agreement.

5.        Power of Attorney.